


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH. D.C.
152
SECTION

SEC 07000689 MISSION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inlign Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2355 E Camelback Road, Suite 750
(No. and Street)

Phoenix (City) AZ (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana L. Bergthold 602-395-7553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marlow C. Hunter, PC
(Name – *if individual, state last, first, middle name*)

1426 Chicago Ave (Address) Evanston (City) IL (State) 60201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diana L. Bergthold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inlign Financial LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Diana L. Bergthold
Signature

Chief Operating Officer
Title

Desiree Owens
Notary Public



Desiree Owens
Notary Public - Arizona
Maricopa County
My Commission Expires
March 13, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH, D.C.
152
SECTION

INLIGN FINANCIAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Together with Auditor's Reports)

DECEMBER 31, 2006

Marlow C. Hunter, P.C.

4101 W. Green Oaks Blvd.
Suite 305, PMB 228
Arlington, TX 76016
marlow@marlowhuntercpa.com



MCH
CPA

1426 Chicago Avenue
Evanston, IL 60201
214-207-6958
847-864-0140 Fax

Independent Auditor's Report

Board of Directors and Member
INLIGN FINANCIAL, LLC

I have audited the accompanying statement of financial condition of **INLIGN FINANCIAL, LLC** as of December 31, 2006, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that will be filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **INLIGN FINANCIAL, LLC** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Marlow C. Hunter, P.C.

Arlington, Texas
January 31, 2007

INLIGN FINANCIAL, LLC

Statement of Financial Condition
December 31, 2006

ASSETS			
Cash - Checking	$104,245		
Total Cash	***104,245***		
Current Assets		***104,245***	
Total Assets			***$104,245***
LIABILITIES AND MEMBER'S EQUITY			
Contributions - Inlign Wealth Management, LLC	13,546		
Year-to Date Income (Loss)	71,750		
Retained Earnings - Undistributed	18,949		
Member's Equity		***104,245***	
Total Liabilities and Equity			***$104,245***

See Notes to Financial Statements.

INLIGN FINANCIAL, LLC

Statement of Income
For the Twelve Months Ended December 31, 2006

	YTD
Revenue	
Referral Fee Income	*$81,324*
Total Client Fees	*81,324*
Net Revenue	*81,324*
Gross Margin	*81,324*
Operating Expenses	
General & Administrative	*9,575*
Total Operating Expenses	*9,575*
EBITDA	*71,750*
Net Income (Loss)	*$71,750*

Inlign Financial, LLC
Statement of Changes in Member's Equity
For the Twelve Months Ended December 31, 2006

	YTD 2006
Balance, 12/31/05	32,495
Net Income	71,750
Capital Contributions from Member	-
Distributions to Member	-
Balance, 12/31/05	104,245

See Notes to Financial Statements.

Inlign Financial, LLC
Statement of Changes in Liabilities Subordinated to the Claims of General Creditor
For the Twelve Months Ended December 31, 2006

	YTD 2006
Balance, 12/31/05	-
Balance, 12/31/06	-

See Notes to Financial Statements.

Inlign Financial, LLC
Statement of Cash Flows
For the Twelve Months Ended December 31, 2006

	YTD 2006
Net Income (Loss) from Operations	71,750
Add back Non-Cash Expenses:	
Depreciation & Amortization	-
Changes in Working Capital:	
Intangible Assets	-
Tangible Assets	-
Accounts Receivable	-
Note & Employee Receivable	-
Intercompany Receivable	-
Prepaid Expenses	-
Accrued Liabilities	-
Deferred Revenue	-
Deferred Rent	-
Trade & Other Payables	-
Net Cash Used by Operations	71,750
Cash Flows from Financing Activities:	
Proceeds from Debt	-
Capital Contributions from Member	-
Distributions to Member	-
Net Cash Provided by Financing Activities	-
Change in Cash	71,750
Cash, Beginning of Year	32,495
Cash, End of Year	104,245

See Notes to Financial Statements.

Inlign Financial, LLC

Notes to Financial Statements

December 31, 2006

1. Organization and Nature of Business

Inlign Financial, LLC ("Inlign Financial") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Inlign Financial is an Arizona Limited Liability Corporation that is owned 100% by Inlign Wealth Management, LLC (Parent).

2. Significant Accounting Policies

Basis of Presentation

Inlign Financial is engaged in a single line of business as a limited purpose broker-dealer. The business of Inlign Financial consists entirely of referring persons (including persons for whom Parent or an affiliate has provided, or is currently providing tax, financial planning or other advice) to third party broker-dealers and banks for the execution of securities transactions in exchange for fees from such third party broker-dealers and banks. Inlign Financial does not engage in underwriting, proprietary trading, or market making.

3. Net Capital Requirements

Inlign Financial is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital which shall be the greater of $5,000 or, during the first year of operations, 12.5% of the firm's aggregate indebtedness as calculated pursuant to Rule 15 c3-1. The Net Capital Rule prohibits Inlign Financial from withdrawing equity capital if after making the withdrawal and taking into account any subordinated loan payments (if applicable) that are schedule to occur within 180 days after making the withdrawal, the Firm's:

- Net capital would be less than 120 percent of its minimum net capital requirement;
- Net capital would be less than 25 percent of its haircuts prior to making the withdrawal;
- Aggregate indebtedness would exceed 1,000 percent of the Firm's net capital; or
- Total outstanding subordinated loan principal would exceed 70 percent of the Firm's debt-equity total as defined in paragraph (d) of Rule 15c3-1.

Inlign Financial, LLC

Notes to Financial Statements

December 31, 2006

4. Income Taxes

Inlign Financial is included in the consolidated federal income tax return filed by its Parent.

5. Use of Estimates

Preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

6. Revenue Recognition

Revenue recognition for referral fees paid to Inlign Financial, LLC ("Inlign Financial"), is based on a fee sharing agreement between Lehman Brothers, Inc. ("Placement Agent") to investment funds. Per the fee sharing agreement, "the Placement Agent shall pay Inlign Financial a fee equal to a percentage of the management fee as defined in the sub documents (the "management fee") **actually received** by Lehman Brothers Alternative Investment Management, LLC ("LBIAM"), Investment Manager to the funds with respect to the investment by an Inlign Financial client in a particular fund." Per the fee sharing agreement, Inlign Financial is not eligible to receive any referral fee(s) until the Placement Agent collects monies from LBAIM, who collects and distributes management fees from eligible investment accounts. Revenue for these referral fees cannot be recognized by Inlign Financial until it is notified by the Placement Agent. Only after the Placement Agent has received these funds and notified Inlign Financial, is it possible for the revenue to be considered earned, collectible and measurable.

Marlow C. Hunter, P.C.

4101 W. Green Oaks Blvd.
Suite 305, PMB 228
Arlington, TX 76016
marlow@marlowhuntercpa.com



1426 Chicago Avenue
Evanston, IL 60201
214-207-6958
847-864-0140 Fax

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Member
INLIGN FINANCIAL, LLC

I have audited the accompanying financial statements of **INLIGN FINANCIAL, LLC** as of and for the year ended December 31, 2006, and have issued my report thereon dated January 31, 2007. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of Net Capital Computation as Required by Exchange Act Rule 15c3-1, and the FOCUS Report are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marlow C. Hunter, P.C.

Arlington, Texas
January 31, 2007

NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
FOR
INLIGN FINANCIAL, LLC

COMPUTATION DATE:			12/31/2006
			$ 5,000.00
Net Capital Requirements, the Greater of:			
1/8 of Aggregate Indebtedness	$	-	
Minimum Dollar Requirement	$	5,000.00	
Net Capital			104,245.00
Excess (Deficiency) Net capital:			$ 99,245.00
Aggregate Indebtedness:			$ -
Excess of Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness)			$ 104,245.00
Ratio of Aggregate Indebtedness to Net Capital:			0.00%
Ratio of Subordinated Indebtedness to Debt/Equity Total:			N/A

Total Assets			$ 104,245.00
Less: Total Liabilities			-
Net Worth			$ 104,245.00
Deductions from and or charges to Net Worth:			
Total non-allowable assets	$	-	
Charge Against Net Capital for SDN Collateral Deficiency		-	
Other deductions or charges		-	
Total Deductions from Net Worth			-
Net Capital before haircuts on securities positions			$ 104,245.00
Haircuts on securities:			
Certificates of Deposit and Commercial Paper	$	-	
U.S. and Canadian government and obligations		-	
State and municipal government and obligations		-	
Corporate obligations		-	
Stock and warrants		-	
Options		-	
Arbitrage		-	
Other Securities		-	
Other Positions		-	
Undue Concentration		-	
Total haircuts of securities			-
Net Capital			$ 104,245.00

See Notes to Financial Statements

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: INLIGN FINANCIAL, LLC [0013]

Address of Principal Place of Business: 2355 EAST CAMELBACK ROAD [0020]

PHOENIX [0021] AZ [0022] 85016 [0023]

SEC File Number: 8- 65693 [0014]

Firm ID: 124576 [0015]

For Period Beginning 10/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Diana L. Bergthold [0030] Phone: (602)385-7553 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: Not Applicable [0032] Phone: (602)385-7553 [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ◉ [0198] Unconsolidated ○ [0199]

	Allowable	Non-Allowable	Total
1. Cash	104,245 [0200]		104,245 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. TOTAL ASSETS	104,245 [0540]	0 [0740]	104,245 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	104,245 [1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	0 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	104,245 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	104,245 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2006 [3932] | Period Ending 12/31/2006 [3933] | Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
	b. Commissions on listed option transactions		[3938]
	c. All other securities commissions		[3939]
	d. Total securities commissions		0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		[3945]
	b. From all other trading		[3949]
	c. Total gain (loss)		0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		28,573 [3995]
9.	Total revenue		28,573 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		5,142 [4100]
16.	Total expenses		5,142

NET INCOME

[4200]

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		23,431 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal Income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		23,431 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	363 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)–Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k)
(2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k)
(3)–Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 104,245 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 104,245 [3500]
4. Add:
   - A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]
   - B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 104,245 [3530]
6. Deductions and/or charges:
   - A. **Total nonallowable assets from Statement of Financial Condition (<u>Notes B and C</u>)** — 0 [3540]
   - B. **Secured demand note deficiency** — [3590]
   - C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]
   - D. **Other deductions and/or charges** — [3610] — 0 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 104,245 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. **Contractual securities commitments** — [3660]
   - B. **Subordinated securities borrowings** — [3670]
   - C. **Trading and investment securities:**

1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	[3734]	
D. Undue Concentration	[3650]	
E. Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	0 [3740]
10. Net Capital		104,245 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	99,245 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	104,245 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		80,814 [4240]
A.	Net income (loss)		23,431 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		104,245 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2006 [8005] and ending 12/31/2006 [8006]

SEC File Number: 65693 [8011]

Firm ID: 124576

1. Name of Broker Dealer: INLIGN FINANCIAL, LLC [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	Not Applicable [8053]	Phone:	(602)385-7553 [8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

		Yes	No	
3.	Respondent conducts a securities business exclusively with registered broker-dealers:	⦿	○	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	○	⦿	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	○	⦿	[8075]
	(b) municipals	○	⦿	[8076]
	(c) other debt instruments	○	⦿	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	○	⦿	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	○	⦿	[8079]
8.	Respondent carries its own public accounts:	○	⦿	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a)	Public customer accounts	0 [8080]
(b)	Omnibus accounts	0 [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	Direct Mail (New York Stock Exchange Members Only)	☐ [8086]
(b)	Self Clearing	☐ [8087]
(c)	Omnibus	☐ [8088]
(d)	Introducing	☐ [8089]
(e)	Other	☐ [8090]
(f)	Not Applicable	☑ [8091]

12. Yes ○ No ◉ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	American	☐ [8120]
(2)	Boston	☐ [8121]
(3)	CBOE	☐ [8122]
(4)	Midwest	☐ [8123]
(5)	New York	☐ [8124]
(6)	Philadelphia	☐ [8125]
(7)	Pacific Coast	☐ [8126]
(8)	Other	☐ [8129]

13. Employees:

(a)	Number of full-time employees	0 [8101]
(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	1 [8102]

14. Number of NASDAQ stocks respondent makes market: 0 [8103]

15. Total number of underwriting syndicates respondent was a member: 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a) **equity securities transactions effected on a national securities exchange** [8107]

(b) **equity securities transactions effected other than on a national securities exchange** [8108]

(c) **commodity, bond, option, and other transactions effected on or off a national securities exchange** [8109]

17. Respondent is a member of the Securities Investor Protection Corporation — Yes ◉ No ○ [8111]

18. Number of branch officies operated by respondent — 0 [8112]

19. Yes ○ No ◉ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) **Name of parent or affiliate** [8131]

(c) **Type of institution** [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ○ No ◉ [8113]

21. Yes ○ No ◉ [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) **Name of parent** [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ◉ No ○ [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ○ No ◉ [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 0 [8151]

Marlow C. Hunter, P.C.

4101 W. Green Oaks Blvd.
Suite 305, PMB 228
Arlington, TX 76016
marlow@marlowhuntercpa.com


MCH
CPA

1426 Chicago Avenue
Evanston, IL 60201
214-207-6958
847-864-0140 Fax

AUDITOR COMMUNICATIONS

TO THOSE CHARGED WITH GOVERNANCE

Marlow C. Hunter, P.C.

4101 W. Green Oaks Blvd.
Suite 305, PMB 228
Arlington, TX 76016
marlow@marlowhuntercpa.com


M C H
P
A

1426 Chicago Avenue
Evanston, IL 60201
214-207-6958
847-864-0140 Fax

Auditor Communication of Internal Control Related Mattters Identified in an Audit

To the Board of Directors and Member
INLIGN FINANCIAL, LLC

In planning and performing my audit of the financial statements of **INLIGN FINANCIAL, LLC (the "Company")** as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, I considered **INLIGN FINANCIAL, LLC's** internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

My consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. I did not identify any deficiencies in internal control that I considered to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, others within the Company, and the Board of Directors, and is not intended to be and should not be used by anyone other than these specified parties.

Marlow C. Hunter, P. C.

Arlington, Texas
January 31, 2007

Marlow C. Hunter, P.C.

4101 W. Green Oaks Blvd.
Suite 305, PMB 228
Arlington, TX 76016
marlow@marlowhuntercpa.com


MCH
P
A

1426 Chicago Avenue
Evanston, IL 60201
214-207-6958
847-864-0140 Fax

To the Board of Directors and Member
INLIGN FINANCIAL, LLC

I have audited the financial statements of **INLIGN FINANCIAL, LLC** as of December 31, 2006, and have issued my report thereon dated January 31, 2007. Professional standards require that I provide you with the following information related to my audit.

My Responsibility Under Generally Accepted Auditing Standards

My responsibility, as prescribed by professional standards, is to plan and perform my audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit in accordance with auditing standards generally accepted in the United States of America does not provide absolute assurance about, or guaranty the accuracy of, financial statements. Because of the concept of reasonable assurance and because I did not perform a detailed examination of all transactions, there is an inherent risk that material errors, fraud, or illegal acts may exist and not be detected by me.

Professional standards also require that I obtain sufficient understanding of the Company's internal control to plan the audit. However, understanding is required for the purpose of determining my audit procedures and not to provide any assurance concerning such internal control. I have provided my communication regarding internal control matters identified in an audit in a separate letter to you dated January 31, 2007.

Significant Accounting Policies

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by Inlign Financial, LLC is included in Note 2 to the financial statements. There have been no initial selection of accounting policies and no changes in significant accounting policies or their application during 2006. No matters have come to my attention that would require me, under professional standards, to inform you about [1] the methods used to account for significant unusual transactions and [2] the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Management Judgments and Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. These judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. There were no material, sensitive accounting estimates which affected your 2006 financial statements.

Audit Adjustments

For purposes of this communication, professional standards define an audit adjustment, whether or not recorded by the Company, as a proposed correction of the financial statements that, in my judgment, may not have been detected except through the audit procedures performed. These adjustments may include those proposed by me but not recorded by the Company that could potentially cause future financial statements to be materially misstated, even though I have concluded that such adjustments are not material to the financial statements. I did not propose any audit adjustments that, in my judgment, could have a significant effect, either individually or in the aggregate, on the Company's financial reporting process.

Disagreements with Management

For purposes of this communication, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter which could be significant to the Company's financial statements or the auditor's report. No such disagreements arose during the course of my audit.

Consultations with Other Accountants

Management informed me that, and to my knowledge, there were no communications with other accountants regarding the accounting and auditing matters.

Major Issues Discussed with Management Prior to Retention

I did not discuss any major issues with management regarding the application of accounting principles and auditing standards that resulted in a condition to my retention as the Company's auditor.

Difficulties in Performing the Audit

I encountered no serious difficulties in dealing with management relating to the performance of the audit.

****

This information is intended solely for the use of the board of directors and management of **INLIGN FINANCIAL, LLC** and is not intended to be nor should it be used by anyone other than these specified parties.

Marlow C. Hunter, P. C.

Arlington, Texas
January 31, 2007

Marlow C. Hunter, P.C.

4101 W. Green Oaks Blvd.
Suite 305, PMB 228
Arlington, TX 76016
marlow@marlowhuntercpa.com


MCH
P
A

1426 Chicago Avenue
Evanston, IL 60201
214-207-6958
847-864-0140 Fax

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FORM SEC RULE 15c3-3

Board of Directors and Member
Inlign Financial, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Inlign Financial, LLC, (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In

fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of register brokers and dealer and is not intended to be and should not be used by anyone other than these specified parties.

Marlow & Hunter, P.C.

Arlington, Texas
January 31, 2007

AFFIRMATION

I, Diana Bergthold, affirm that I am the Chief Operations Officer of INLIGN FINANCIAL, LLC and that to the best of my knowledge and belief the accompanying financial statements are true and correct, and neither Inlign Financial, LLC nor any officer or director has proprietary interest in any account classified solely as that of a customer.

Diana Bergthold
Signature

CHIEF OPERATIONS OFFICER
Title

2/23/07
Date

SUBSCRIBED AND SWORN TO BEFORE ME, THE UNDERSIGNED AUTHORITY, THIS 23rd DAY OF FEBRUARY, 2006.


Desiree Owens
Notary Public - Arizona
Maricopa County
My Commission Expires
March 13, 2009

Desiree Owens
Notary Public In and For

Maricopa / Arizona
The County of / State

STATEMENT OF RECONCILIATION

I, Diana Bergthold, state that I am the Chief Operations Officer of INLIGN FINANCIAL, LLC and that to the best of my knowledge and belief no material difference exists between the net capital computation included in the annual report and the net capital computation included in the most recent FOCUS report.

Diana Bergthold
Signature

CHIEF OPERATIONS OFFICER
Title

2/23/07
Date

END